UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

CIK # 865492

As at March 24, 2009

GREAT BASIN GOLD LTD.
Ste. 1108-1030 West Georgia St.
Vancouver, British Columbia
Canada V6E 2Y3

(address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F....... Form 40-F... X.....

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ..... No .....

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

Signatures
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

By: /s/ Ferdi Dippenaar
President and CEO

Date: March 24, 2009

Print the name and title of the signing officer under his signature.

1108-1030 West Georgia St. Vancouver, BC Canada V6E 2Y3 Toll Free: 1 888-633-9332 South Africa: 27 (0) 11 301 1800 www.grtbasin.com

GREAT BASIN REPORTS PROGRESS IN QUARTER ENDING DECEMBER 31, 2008

March 24, 2009, Vancouver, BC - Great Basin Gold Ltd, ("Great Basin" or the "Company"), (TSX: GBG; NYSE Amex: GBG; JSE: GBG) announces results for the quarter ending December 31, 2008 (4th quarter of fiscal 2008). A further highlight was the conclusion, subsequent to the end of the quarter, of a CDN$130 million financing to complete its Burnstone Project in South Africa.

The Company incurred a loss of CDN 1 cent compared to the CDN 15 cents for the 4th quarter. This was mainly influenced by a Future Income Tax credit of CDN 10 cents per share. Revenue of CDN$16.9 million net of costs of CDN$3.2 million was realized from the sale of recovered ore from Hollister during the quarter. For the financial year, CDN$29.1 million in revenue was generated from Hollister, before toll milling costs of CDN$4.4 million.

Pre-development expenses for both projects decreased from CDN$17 million to CDN$16 million quarter on quarter. In line with increased activity in the construction and development of the two projects, total annual pre-development costs of CDN$62.6 million were incurred, compared to CDN$30.1 million for 2007. As Southgold Exploration (Pty) Limited was granted a New Order Mining Right on October 29, 2008, by the Department of Minerals and Energy for its Burnstone Project area, pre-development costs of CDN7.0 million were capitalized as from November 2008.

Good progress continues to be made with the development of surface and underground infrastructure at the Burnstone Project. At March 22, 2009; 2,181 meters of decline development had been completed. The access decline continues beyond the reef elevation, with approximately 967 metres remaining to the base of the vertical shaft position. Two cross-cuts to the reef are currently being developed to access Blocks B3 and C with 53 metres and 85 metres respectively remaining before stope preparation for mining commences.

Sinking of the vertical shaft at Burnstone continues and as at March 22, 2009, the shaft had reached a depth of 192 meters below surface. Construction of the permanent headgear as well as the installation of the main sinking winder was completed in January 2009, which is allowing for a faster rate of shaft sinking. The final depth of the shaft is planned at 501 meters.

Good progress was also reported from the Hollister Property in Nevada, USA. Trial stoping continues on the Gwenivere and Clementine veins with a total of 24,546 tons being extracted during the quarter compared to 9,873 tons for the 3rd quarter. For the financial year, a total of 33,830 tons at a head grade of 1.6 gold equivalent ounces per ton (Au eqv. oz/t) was milled resulting in a net 38,465 gold equivalent ounces being recovered [1].

As at December 31, 2008, a total of 16,331 tons at an estimated head grade of 1.4 oz/t of gold and 10 oz/t of silver had been stockpiled.

Underground cash costs, excluding milling and transport costs, totalled US$272/oz during the quarter, which is a 24% decrease from the 3rd quarter. No milling and transport costs were incurred in the 4th quarter. On an annualised basis, these costs were US$302 Au eqv./oz and US$215 Au eqv./oz for milling and transport. Metallurgical processing costs incurred on the ore treated are based on 20% of actual metal recovery and equate to approximately US$215 Au eqv./oz. The operation will benefit from economies of scale as the tonnage build-up continues.

On an annualised basis, underground waste development was ahead of schedule with 17,111 feet being completed compared to 14,300 feet planned. Although this has resulted in an acceleration of pre-development expenses, it also allowed for flexibility in the application of the various trial mining methods

Positive surface exploration results continued with follow up drilling in the newly discovered vein system in the Hatter Graben area of the Hollister Property. Although assays are pending, confirmation drilling continues to indicate the existence of an interesting and prospective deposit. Although the Company has cut back on all exploration expenditures, it is anticipated that exploration in this exciting area will continue.

President and CEO Ferdi Dippenaar commented; "The Company is in an interesting phase in the development of its two quality gold projects. Hollister continues to improve as management records successes in the application of the various trial mining methods. We expect this to continue in 2009. Following the financing in early March 2009, the Company now has adequate funding to deliver its Burnstone Project in South Africa. With development underway to exploit mineral reserves in two blocks in close proximity to the decline, early stage production is expected in the 2nd quarter of 2009, with the project planned to be in commercial production by end of June 2010. This would include the completion of the access decline, commissioning of the vertical shaft as well as the commissioning of the metallurgical plant."

Johan Oelofse, Pr.Eng., FSAIMM, Chief Operating Officer of Great Basin and a qualified person has reviewed this release on behalf of the Company.

For additional details on Great Basin and its gold properties, please visit the Company's website at www.grtbasin.com or contact Investor Services:

Tsholo Serunye in South Africa                          27 (0) 11 301 1800
Michael Curlook in North America                       1 (888) 633 9332
Barbara Cano at Breakstone Group in the USA       (646) 452 2334

No regulatory authority has approved or disapproved the information contained in this news release.

Cautionary and Forward Looking Statement Information

This release includes certain statements that may be deemed "forward-looking statements". All statements in this release, other than statements of historical facts, that address possible future commercial production, reserve potential, exploration drilling results, development, feasibility or exploitation activities and events or developments that Great Basin expects to occur are forward-looking statements. Although the Company believes the expectations expressed in such forward-looking statements are based on reasonable assumptions, such statements are not guarantees of future performance and actual results or developments may differ materially from those in the forward-looking statements. Factors that could cause actual results to differ materially from those in forward-looking statements include market prices, exploitation and exploration successes, and continued availability of capital and financing, and general economic, market or business conditions. Investors are cautioned that any such statements are not guarantees of future performance and those actual results or developments may differ materially from those projected in the forward-looking statements. For more information on the Company, Investors should review the Company's annual Form 40-F filing with the United States Securities and Exchange Commission and its home jurisdiction filings that are available at www.sedar.com.

[1] Gold equivalent is calculated at metal prices of US$828.96/oz for gold and US$12.22/oz for silver.